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View/Update Registration Information – Entity Profile Information

**NFA ID**  0240934  🔍  MACQUARIE BANK LIMITED

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### Current Status Information

| Status | Effective Date |
|---|---|
| NFA MEMBER APPROVED | 04/26/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| EXEMPT FOREIGN FIRM APPROVED | 07/16/1992 |
| NFA ID 0366355 MACQUARIE FUTURES USA LLC | |
| PRINCIPAL APPROVED | 05/22/2006 |

### Status History Information

| Status | Effective Date |
|---|---|
| NFA MEMBER APPROVED | 04/26/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/17/2012 |
| SWAP DEALER PENDING | 12/17/2012 |
| EXEMPT FOREIGN FIRM APPROVED | 07/16/1992 |
| | |
| NFA ID 0357800 ARGUS CAPITAL MANAGEMENT PTY LTD | |
| PRINCIPAL WITHDRAWN | 02/04/2011 |
| PRINCIPAL APPROVED | 07/11/2005 |
| | |
| NFA ID 0443104 MACQUARIE ENERGY LLC | |
| PRINCIPAL WITHDRAWN | 05/29/2021 |
| PRINCIPAL APPROVED | 04/26/2013 |
| PRINCIPAL PENDING | 12/15/2012 |
| | |
| NFA ID 0349917 MACQUARIE EUROPE LIMITED | |
| PRINCIPAL WITHDRAWN | 11/14/2007 |
| PRINCIPAL APPROVED | 07/14/2006 |
| | |
| NFA ID 0366355 MACQUARIE FUTURES USA LLC | |
| PRINCIPAL APPROVED | 05/22/2006 |

### Outstanding Requirements

**Annual Due Date: 05/01/2024**

| |
|---|
| 4S SUBMISSIONS IN REVIEW |
| FIRM DISCIPLINARY INFORMATION IN REVIEW |

### Disciplined Employee Summary

**No information available.**

### Exempt Foreign Firm Information

| NFA ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| 9999998 | NATIONAL FUTURES ASSOCIATION | 2/12/1992 | |

| NFA ID | Regulator Name | Start Date | End Date |
|---|---|---|---|
| 0316743 | FINANCIAL CONDUCT AUTHORITY | 12/15/1998 | |
| 0240800 | AUSTRALIAN SECURITIES EXCHANGE LIMITED | 7/16/1992 | |

| NFA ID | Doing Business With | Start Date | End Date |
|---|---|---|---|
| 0556746 | ENERGY INVESTMENT PARTNERS | 6/6/2023 | |
| 0511476 | ARROW FUTURES UK LIMITED | 1/25/2022 | 2/25/2022 |
| 0530063 | ATLANTIC COBALT AG | 4/27/2020 | |
| 0522759 | THURLESTONE FINANCIAL LTD | 1/14/2020 | 4/13/2022 |
| 0511476 | ARROW FUTURES UK LIMITED | 4/6/2018 | 1/17/2019 |
| 0477478 | SALIX CAPITAL UK LIMITED | 6/16/2014 | 6/20/2016 |
| 0459854 | GFI AUSTRALIA PTY LIMITED | 12/17/2013 | 8/28/2014 |
| 0318217 | PVM OIL ASSOCIATES LTD | 10/26/2012 | 12/5/2013 |
| 0431887 | OTC EUROPE LLP | 11/8/2011 | 10/1/2015 |
| 0411526 | MAKO FINANCIAL MARKETS PARTNERSHIP LLP | 9/10/2009 | |
| 0390351 | MAPLE BROWN ABBOTT LIMITED | 10/10/2007 | |
| 0385801 | MACQUARIE FUTURES AND OPTIONS HONG KONG LIMITED | 7/20/2007 | 3/29/2017 |

| Exemption Category | Exemption Type |
|---|---|
| FUTURES COMMISSION MERCHANT | 30.10 |

View BASIC

Online Registration System
## Business Information

---

NFA ID    0240934    🔍                MACQUARIE BANK LIMITED

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Form of
Organization *        CORPORATION ▾

Where is the
entity
incorporated,
organized or
established:*

State        --Select State-- ▾

Country        AUSTRALIA ▾

---

Federal EIN        980163788

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Street Address
1*        LEVEL 6

Street Address
2        50 MARTIN PLACE

Street Address
3

City**        SYDNEY

State* (United
States only)        --Select State-- ▾

Province        NSW

Zip/Postal
Code**        2000

Country*        AUSTRALIA ▾

---

Phone
Number*        61-2-8232-3333

Fax Number

---

Email

---

Website/URL

---

CRD/IARD ID

Online Registration System

# Exempt Foreign Firm Contact Information

**NFA ID** 0240934 **MACQUARIE BANK LIMITED**



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Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name* | ANDREW |
| Last Name* | STEWART |
| Title | |
| Street Address 1* | FUTURES DIVISION |
| Street Address 2 | LEVEL 1, 50 MARTIN PLACE |
| Street Address 3 | |
| City** | SYDNEY |
| State (United States only) | --Select State-- |
| Province | |
| Zip/Postal Code** | NSW 2000 |
| Country | AUSTRALIA |
| Phone* | 612 8232 3088 |
| Fax | 612 8232 4412 |
| Email* | ANDREW.STEWART@MACQUARIE.C( |

Online Registration System
Other Names

NFA ID   0240934           **MACQUARIE BANK LIMITED**

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| Name | Use Indicator | Type |
| --- | --- | --- |

Online Registration System
## Location of Business Records

---

**NFA ID**   0240934   🔍          **MACQUARIE BANK LIMITED**

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Business Records Address

| | |
|---|---|
| Street Address 1* | LEVEL 6 |
| Street Address 2 | 50 MARTIN PLACE |
| Street Address 3 | |
| City* | SYDNEY |
| State | --Select State-- |
| Province | NSW |
| Zip/Postal Code* | 2000 |
| Country* | AUSTRALIA |

Online Registration System

## U.S. Address for Production of Business Records

---

NFA ID    0240934        **MACQUARIE BANK LIMITED**

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○ The Office of NFA located in New York, NY

○ The Office of NFA located in Chicago, IL

● The Following Address:

P.O. Box address is not acceptable.

| | |
|---|---|
| Office Of* | MACQUARIE BANK LIM |
| Street Address 1* | 125 W. 55TH STREET |
| Street Address 2 | |
| Street Address 3 | |
| City* | NEW YORK |
| State* | NEW YORK |
| Zip/Postal Code* | 10019 |

*Required to file application.

Online Registration System
Holding Company InformationPrincipal Information


**NFA ID**   0240934           **MACQUARIE BANK LIMITED**

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**Individual Information**

Total Individual Principals: 16

**Filter By:** Choose a filter...

| NFA ID | Name | TItle(s) | 10% or More Interest | Status | Effective Date |
|---|---|---|---|---|---|
| 0518914 | BROADBENT, JILLIAN ROSEMARY | DIRECTOR | N | APPROVED | 03-08-2019 |
| 0451249 | COFFEY, PHILIP MATTHEW | DIRECTOR | N | APPROVED | 03-08-2019 |
| 0454205 | COLEMAN, MICHAEL JOHN | DIRECTOR | N | APPROVED | 05-02-2013 |
| 0541286 | GREEN, STUART | CHIEF EXECUTIVE OFFICER | N | APPROVED | 09-28-2021 |
| 0454080 | GREGORY ROBERTS, SIMON | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION | N | APPROVED | 02-07-2013 |
| 0511120 | HARVEY, ALEXANDER HARMS | CHIEF FINANCIAL OFFICER | N | APPROVED | 02-23-2018 |
| 0547381 | HINCHLIFFE, MICHELLE ANNE | DIRECTOR | N | APPROVED | 05-19-2022 |
| 0536543 | MCGRATH, REBECCA JOY | DIRECTOR | N | APPROVED | 04-12-2021 |
| 0242135 | NAKKAB, ARMAND | CHIEF COMPLIANCE OFFICER | N | APPROVED | 11-03-2020 |
| 0452816 | OKANE, NICHOLAS | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION | N | APPROVED | 01-07-2013 |
| 0536581 | ROCHE, MICHAEL | DIRECTOR | N | APPROVED | 04-07-2021 |
| 0452344 | SAINES, IAN MICHAEL | DIRECTOR | N | APPROVED | 09-15-2022 |
| 0511090 | SORBARA, NICOLE GAI | CHIEF OPERATING OFFICER | N | APPROVED | 02-23-2018 |
| 0510224 | STEVENS, GLENN ROBERT | DIRECTOR | N | APPROVED | 02-05-2018 |
| 0460609 | WIKRAMANAYAKE, SHEMARA | DIRECTOR | N | APPROVED | 12-11-2018 |
| 0456278 | WRIGHT, SIMON LAWRENCE | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION | N | APPROVED | 04-19-2013 |

**Holding Company Information**

| NFA ID | Full Name | 10% or More Interest | Status | Effective Date |
|---|---|---|---|---|
| 0391842 | MACQUARIE GROUP LIMITED | Y | APPROVED | 12-26-2012 |
| 0453462 | MACQUARIE BH PTY LTD | Y | APPROVED | 12-26-2012 |

Online Registration System
## Principal Name and Financial Interest

NFA ID   `0240934`         **MACQUARIE BANK LIMITED**

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## Current Firms

| Sponsor ID | Sponsor Name | 10% or more interest? |
|------------|--------------|------------------------|

## Past Firms

| Sponsor ID | Sponsor Name | Title(s) | 10% or more interest? |
|------------|--------------|----------|------------------------|

Online Registration System
## Non-U.S. Regulator Information

---

NFA ID    0240934              **MACQUARIE BANK LIMITED**

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List of Non-U.S. Regulator(s) During The Past Five Years

| Country | Regulator Name |
|---|---|
| AUSTRALIA | AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY |
| HONG KONG | HONG KONG MONETARY AUTHORITY |
| AUSTRALIA | AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY |
| SINGAPORE | MONETARY AUTHORITY OF SINGAPORE |
| REPUBLIC OF KOREA | FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE |

Online Registration System
Agent Information

---

NFA ID  | 0240934 |   |   **MACQUARIE BANK LIMITED**

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## Current Agent

| Agent ID | Agent Name | Start Date |
| --- | --- | --- |
| 9999998 | NATIONAL FUTURES ASSOCIATION | 2/12/1992 |

## Agent History

| Agent ID | Agent Name | Start Date | End Date |
| --- | --- | --- | --- |

No information available

Online Registration System
## Doing Business With

NFA ID  
0240934   **MACQUARIE BANK LIMITED**

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## Doing Business With - Current

| NFA ID | Name | Start Date |
|--------|------|-----------|

No Information Available

## Doing Business With - History

| NFA ID | Name | Start Date | End Date |
|--------|------|-----------|----------|

No Information Available

Online Registration System
Disciplinary Information - Criminal Disclosures

NFA ID   0240934   🔍          **MACQUARIE BANK LIMITED**

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## Question A*

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

○ Yes   ● No

## Question B*

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

○ Yes   ● No

## Question C*

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

○ Yes   ● No

Even though you answered "No" to all of the above questions, would you like to provide a Criminal DMP?*  ○ Yes   ○ No

* Required to file application.

Online Registration System
Disciplinary Information - Regulatory Disclosures

---

| NFA ID | 0240934 |  | MACQUARIE BANK LIMITED |

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## Question D*

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

○ Yes  ⦿ No

## Question E*

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

⦿ Yes  ○ No

A matter requiring disclosure has already been reported under this question. To disclose a new matter, you must file a DMP in the DMP Filing System. In order to change the answer to "No," you must contact NFA.

## Question F*

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

○ Yes  ⦿ No

## Question G*

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

○ Yes  ⦿ No

## Question H*

Are any of the orders or other agreements described in Question G currently in effect against the firm?

○ Yes  ⦿ No

## Question I*

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

⦿ Yes  ○ No

* Required to file application.

---

Online Registration System
Disciplinary Information - Financial Disclosures

NFA ID    0240934            **MACQUARIE BANK LIMITED**

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# Question J*

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

◯ Yes  ⦿ No

Even though you answered "No" to the above question, would you like to provide a Financial DMP?*  ◯ Yes  ◯ No

* Required to file application.

Online Registration System

## Disciplinary Information - Criminal Disclosure Matter Summary

**NFA ID**   `0240934`      MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**+ Add DMP**

 **Archived Criminal Disclosure Matter Summary**          ⌃

There are currently no archived DMPs.

Online Registration System
## Disciplinary Information - Regulatory Disclosure Matter Summary

**NFA ID**  | 0240934 |  | MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**+ Add DMP**

### Current Regulatory Disclosure Matter Summary (18 DMPs)

Show  100  entries                                                                    Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| I | 19114 | 07/25/2023 | KOREA FINANCIAL SUPERVISORY SERVICE N/A | PENDING | 6/2023 | | |
| I | 18181 | 04/19/2022 | AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC) 22-078MR | PENDING | 4/2022 | | |
| E | 17843 | 10/21/2021 | AUSTRALIAN COMPETITION AND CONSUMER COMMISSION MR 238/16 | FINAL | 12/2016 | | |
| | 14687 | 05/28/2013 | ASIC V. STORM FINANCIAL LTD (IN LIQUIDATION), ET AL. | | | | |
| | 14686 | 12/17/2012 | AUSTRALIAN SECURITIES EXCHANGE - WARRANT CLIENT AGREEMENT 2006 | | | | |
| | 14690 | 12/17/2012 | AUSTRALIAN STOCK EXCHANGE - TRADING VIOLATION 2010 | | | | |
| | 14689 | 12/17/2012 | FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004 | | | | |
| | 14692 | 12/17/2012 | FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004 | | | | |
| | 14697 | 12/17/2012 | SYDNEY FUTURES COMMISSION - ORDER DETAILS 1999 | | | | |
| | 14691 | 12/17/2012 | SYDNEY FUTURES COMMISSION - BUSINESS PROCEDURES 1997 | | | | |
| | 14695 | 12/17/2012 | SYDNEY FUTURES COMMISSION - CLIENT REPORTING 2001 | | | | |
| | 14696 | 12/17/2012 | SYDNEY FUTURES COMMISSION - IDENTIFIER CLIENT 2002 | | | | |
| | 14688 | 12/17/2012 | SYDNEY FUTURES COMMISSION - ORDER EXECUTION 2003 | | | | |
| | 14694 | 12/17/2012 | SYDNEY FUTURES COMMISSION - RECORDING CALLS 2001 | | | | |
| | 14693 | 12/17/2012 | SYDNEY FUTURES COMMISSION - TRANSACTION DISCREPANCIES 2005 | | | | |

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 14698 | 12/17/2012 | SYDNEY FUTURES EXCHANGE - ASX OPERATING RULES 2008 | | | | |
| | 14700 | 12/17/2012 | SYDNEY FUTURES EXCHANGE - POST ALLOCATION PROHIBITIONS 2007 | | | | |
| | 14699 | 12/17/2012 | SYDNEY FUTURES EXCHANGE - TRADE ALLOCATION 2008 | | | | |



## Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.

Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

___

**NFA ID 0240934 - MACQUARIE BANK LIMITED**

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

⟨ Back to Summary    ✎ Amend

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    ☰ Show Questions

☐ D    ☐ E    ☐ F    ☐ G    ☐ H    ☐ I

**Regulatory Case Information**

REGULATORY INFORMATION
❓ Regulatory/Civil Action initiated by:        Name of Regulatory Body:

CASE INFORMATION
❓ Case Number:                    ❓ Case Status:
❓ Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

SFE ALLEGED THAT MBL HAD BREACHED THE SFE OPERATING RULE 3.1.20 IN THAT MBL'S REPRESENTATIVE RECEIVED ORDERS FROM HIS CLIENT THAT WERE VALID FOR THE NIGHT SESSION ONLY AND SHOULD HAVE BEEN CANCELLED AT THE END OF THE DAY. IT APPEARED HOWEVER, THAT THE ORDERS WERE NOT CANCELLED AND WERE SUBSEQUENTLY EXECUTED ON THE OPEN OF THE FOLLOWING SESSION. THE COMMITTEE NOTED THAT THE PARTICIPANT'S REPRESENTATIVE OFFERED THE TRADES TO HIS CLIENT, THAT WERE NOT PURSUANT TO CLIENT INSTRUCTIONS (CAUSING A BREACH OF RULE 3.1.20) AND THAT THE CLIENT DECLINED TO TAKE THEM. IN ITS DETERMINATION, THE SFE NOTED THAT MBL HAS SELF-REPORTED THE MATTER TO THE REGULATOR. FINE OF $A4,000 PAID.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

⟨ Back to Summary

Online Registration System
## Disciplinary Information - Firm Regulatory Disclosure Matter Page

**NFA ID 0240934 - MACQUARIE BANK LIMITED**

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

[ ❮ Back to Summary ]  [ ✎ Amend ]

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    [ ☰ Show Questions ]

☐ D    ☐ E    ☐ F    ☐ G    ☐ H    ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD FAILED TO COMPLY WITH OPERATING RULE 3.1.20(A) RELATING TO POST-ALLOCATION PROHIBITIONS. IN ITS DETERMINATION, THE SFE NOTED THAT MBL HAD SELF-REPORTED THE MATTER TO THE REGULATOR. FINE OF A$30,000 PAID.

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

[ ❮ Back to Summary ]

Online Registration System

## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                                    ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary       Amend

#### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:      ☰ Show Questions

☐ D    ☐ E    ☐ F    ☐ G    ☐ H    ☐ I

#### Regulatory Case Information

##### REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:                Name of Regulatory Body:

##### CASE INFORMATION

❓ Case Number:                        ❓ Case Status:

❓ Were any of the following sanctions imposed?:

#### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE MARKET PRACTICES COMMITTEE OF SFE NOTED THAT THE ADVISORY AFFILIATE WAS FOUND TO HAVE BEEN IN BREACHES OF ASX OPERATING RULES 3.1.1 AND 3.1.10 AND IMPOSED A FINE OF AUSTRALIAN $5,000. IT ALSO FOUND THAT MBL HAD BREACHED ASX OPERATING RULE 3.1.13, BUT THAT THE BREACH WAS INADVERTENT AND THEREFORE THAT NO FURTHER ACTION WAS WARRANTED. FINE OF A$5,000 PAID.

#### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

**NFA ID 0240934 - MACQUARIE BANK LIMITED**

All the DMP section data has been loaded.                                            ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary       Amend

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    ☰ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

**Regulatory Case Information**

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

DURING A ROUTINE REVIEW, THE SFE FOUND CERTAIN DISCREPANCIES IN EXCHANGE FOR PHYSICAL (EFP) TRANSACTIONS EFFECTED BY MBL. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$20,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                        ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary     Amend

#### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    ☰ Show Questions

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#### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:            Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions
imposed?:

#### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO FAILING TO DEAL IN A PROPER MANNER AND RECORD TELEPHONE CALLS. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$3,500 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

#### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                          ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

‹ Back to Summary       Amend

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

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**Regulatory Case Information**

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:            Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SFE ALLEGED THAT MBL HAD WITHHELD AN ORDER IN RELATION TO A CROSS TRADE, IMPROPERLY DISCLOSED THAT ORDER, DID NOT EXECUTE OR TRANSMIT THE ORDER IN SEQUENCE OF RECEIPT, AND DID NOT FULLY COMPLY WITH A TRADING PROCEDURE. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                                          ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

 Back to Summary          ✏ Amend

#### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

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#### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions imposed?:

#### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 2002, THE SFE ALLEGED THAT MBL HAD BREACHED SFE RULES IN RELATION TO DISCLOSURE, REGISTRATION, FAILURE TO TAKE AN EXPRESSION OF INTEREST TO THE MARKET, AND FAILURE TO ENTER A CLIENT IDENTIFIER. AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

#### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

### NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

[❮ Back to Summary]  [✏ Amend]

#### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:  [☰ Show Questions]

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#### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:            Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                        ❓ Case Status:

❓ Were any of the following sanctions imposed?:

#### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 2001, THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO PRIORITIZING MULTIPLE CLIENTS AND EXCEPTIONS IN REGULATORY REPORTING. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

#### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

[❮ Back to Summary]

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

### NFA ID 0240934 - MACQUARIE BANK LIMITED

| All the DMP section data has been loaded. | ✕ |
|---|---|

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

[ ‹ Back to Summary ]  [ ✎ Amend ]

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    [ ▦ Show Questions ]

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**Regulatory Case Information**

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:            Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

AT THE TIME OF THE ALLEGED INFRACTION, MBL WAS IN DISCUSSIONS WITH THE SFE OVER THE OPERATION OF RELEVANT RULES. DURING THESE DISCUSSIONS, MBL WAS OPERATING UNDER THE MISUNDERSTANDING THAT ITS PROCEDURES WERE ACCEPTABLE NOTWITHSTANDING THEIR TECHNICAL NON-COMPLIANCE. THE SFE ORIGINALLY SOUGHT A HIGHER FINE BUT AGREED ON APPEAL TO REDUCE THE FINE TO A$5,000 BASED IN PART ON THE MISUNDERSTANDING BY MBL BEING RECOGNIZED BY THE SFE.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

[ ‹ Back to Summary ]

Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                                    ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

 **❮ Back to Summary**     **✎ Amend**

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:     **☰ Show Questions**

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### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                     ❓ Case Status:
❓ Were any of the following sanctions
imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN 1999, THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO FAILING TO TAKE AN EXPRESSION OF INTEREST TO THE MARKET AND A FAILURE TO RECORD ORDER DETAIL IN RELATIONS TO A CROSS TRADE THAT OCCURRED IN NOVEMBER 1998. AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA.

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

**❮ Back to Summary**

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                    ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary     ✎ Amend

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:     ▥ Show Questions

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**Regulatory Case Information**

REGULATORY INFORMATION
❓ Regulatory/Civil Action initiated by:              Name of Regulatory Body:

CASE INFORMATION
❓ Case Number:                    ❓ Case Status:
❓ Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

MBL WAS REQUIRED UNDER KOREAN LAW TO MAKE REGULATORY FILINGS REGARDING CERTAIN HOLDINGS AND ENGAGED LOCAL COUNSEL TO ADVISE IT. RELYING ON LOCAL COUNSEL'S ADVICE, MBL WAS LATE IN MAKING A FILING. UPON DISCOVERY OF THE DEFICIENCY, MBL PROMPTLY MADE THE REQUIRED FILING AFTER 15 DAYS OF THE DEADLINE. WITHOUT CONTESTING THE MATTER, MBL AGREED TO PAY A FINE IN KOREAN WON (APPROX. A$7,300) IMPOSED BY THE FTC.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                    ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary        ✏ Amend

#### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:        ▤ Show Questions

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#### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:              Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions imposed?:

#### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

MACQUARIE BANK LIMITED (MBL) WAS REQUIRED UNDER KOREAN LAW TO MAKE REGULATORY FILINGS REGARDING CERTAIN HOLDINGS AND ENGAGED LOCAL COUNSEL TO ADVISE IT. RELYING ON ADVICE, MBL WAS LATE IN MAKING A FILING. UPON DISCOVERY OF THE DEFICIENCY, MBL PROMPTLY MADE THE REQUIRED FILING AFTER 15 DAYS OF THE DEADLINE. WITHOUT CONTESTING THE MATTER, MBL AGREED TO PAY A FINE IN KOREAN WON (APPROX. A$7,300) IMPOSED BY THE FTC.

#### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

| All the DMP section data has been loaded. | ✕ |
|---|---|

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

[❮ Back to Summary]  [✎ Amend]

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:  [▤ Show Questions]

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### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:              Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                    ❓ Case Status:

❓ Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ASX'S DISCIPLINARY TRIBUNAL FOUND THAT MBL WAS NOT IN COMPLIANCE WITH RULES 3.1.13 AND 3.1.14 OF THE SYDNEY FUTURES EXCHANGE IN THAT IT HAD PRE-ARRANGED A TRADE AND TRADED TO THE EXCLUSION OF OTHERS IN THE SPI FUTURES OPTIONS. FINE OF A$40,000 WAS PAID BY MBL ON 17 JUNE 2011. NO OTHER SANCTIONS ORDERED.

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

[❮ Back to Summary]

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

     ‹ Back to Summary    ✎ Amend

#### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:    ▤ Show Questions

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#### Regulatory Case Information

**REGULATORY INFORMATION**

❓ Regulatory/Civil Action initiated by:      Name of Regulatory Body:

**CASE INFORMATION**

❓ Case Number:      ❓ Case Status:

❓ Were any of the following sanctions imposed?:

#### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE ASX ALLEGED THAT MBL HAD FAILED TO RETAIN A WARRANT CLIENT AGREEMENT AS REQUIRED UNDER OLD ASX BUSINESS RULE 8.14.1. IN ITS WRITTEN DETERMINATION, THE ASX NOTED THAT THE BREACH WAS APPARENTLY A ONE-OFF ISSUE AND NOT A SYSTEMATIC PROBLEM, AND THAT THERE WAS INFORMATION AVAILABLE THAT SUGGESTED THAT THE CLIENT WAS PROVIDED WITH THE APPROPRIATE DISCLOSURES ON THE RISKS OF WARRANT TRADING. FINE OF A$12,000 PAID.

#### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                                    ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary    ✏ Amend

#### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:  ▦ Show Questions

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#### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:           Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                       ❓ Case Status:

❓ Were any of the following sanctions imposed?:

#### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE PROCEEDING (ASIC V. STORM FINANCIAL LTD [IN LIQUIDATION], COMMONWEALTH BANK OF AUSTRALIA, BANK OF QUEENSLAND, AND MACQUARIE BANK LTD.) WAS COMMENCED IN THE FEDERAL COURT OF AUSTRALIA, BRISBANE REGISTRY, PROCEEDING NUMBER QUD 577 OF 2010. THE PROCEEDING WAS COMMENCED IN DECEMBER 2010. IN THE PROCEEDING, ASIC SOUGHT A DECLARATION, AND AN INJUNCTION, THAT STORM WAS OPERATING AN UNREGISTERED MANAGED INVESTMENT SCHEME, IN BREACH OF SECTION 601ED OF THE COPORATIONS ACT. ASIC ALLEGES THAT THIS OCCURRED FROM SOME TIME IN 2000/2001 UNTIL FEBRUARY 2009. ASIC FURTHER SOUGHT SIMILAR ORDERS THAT THE THREE BANKS WERE KNOWINGLY INVOLVED, AS THOSE WORDS ARE UNDERSTOOD IN SECTION 79 OF THE ACT, IN STORMS'S OPERATION OF AN UNREGISTERED MANAGED INVESTMENT SCHEME.

THE HEARING OF THE PROCEEDING COMMENCED IN MID SEPTEMBER 2012. THE BUSINESS DAY BEFORE THE HEARING WAS DUE TO COMMENCE, ASIC SETTLED THE PROCEEDING AS AGAINST THE CBA. THE HEARING CONCLUDED AT THE END OF FEBRAURY 2013 AND THE JUDGE RESERVED HIS JUDGMENT.

#### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                                    ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

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### Regulatory Case Information

#### REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          NON-U.S. REGULATOR    Name of Regulatory Body:   AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

#### CASE INFORMATION

❓ Case Number: MR 238/16                    ❓ Case Status: FINAL

❓ Date Resolved: DECEMBER 2016

❓ Were any of the following sanctions                Other:   PENALTY IMPOSED
imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On 14 December 2016, the Australian Federal Court imposed a AUD$6 million penalty on Macquarie Bank Limited ("MBL") in respect of its admission that it engaged in eight instances of attempted cartel conduct in contravention of the Competition and Consumer Act 2010. The Australian Competition and Consumer Commission ("ACCC") alleged that on various dates in 2011, MBL sought to influence the ABS MYR Fixing Rated published on that day, and this attempted to contravene the cartel provisions of the Competition and Consumer Act 2010. Macquarie was not a submitting bank, however, it often initiated discussion between traders.

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show   All   entries                                                                          Search:

| Description | Uploaded File |
| --- | --- |
| MACQUARIE BANK LIMITED - ACCC ALLEGATIONS PRESS RELEASE 11.25.2016 | ACCC Allegations Press Release.pdf |
| MACQUARIE BANK LIMITED - ACCC FINAL DISPOSITION PRESS RELEASE 12.14.2016 | ACCC Final Disposition Press Release.pdf |

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## Disciplinary Information - Firm Regulatory Disclosure Matter Page

### NFA ID 0240934 - MACQUARIE BANK LIMITED

All the DMP section data has been loaded.                                                                      ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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#### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

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#### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:          NON-U.S. REGULATOR    Name of Regulatory Body:    AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)

CASE INFORMATION

❓ Case Number: 22-078MR               ❓ Case Status: PENDING

❓ Date Initiated:APRIL 2022

❓ Were any of the following sanctions
imposed?:

#### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ASIC commenced civil penalty proceedings in the Federal Court of Australia against Macquarie Bank Limited ("MBL") for failing to adequately monitor and control transactions by third parties, such as financial advisers, on their customers' cash management accounts. These proceedings are in relation to a fraud that was carried out by a 3rd party adviser (a non-Macquarie employee) in connection with transactions by the adviser in the cash management accounts of some of MBL`s clients in Australia. The adviser has been convicted of fraud and, after the adviser failed to compensate his clients, Macquarie reimbursed the affected 13 clients.

#### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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| Description | Uploaded File |
| --- | --- |
| CONCISE STATEMENT | 22078mr20220404asicvmacquarieconcisestatement.pdf |
| ORIGINATING PROCESS | 22078mr20220404asicvmacquarieoriginatingprocess.pdf |

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Online Registration System
## Disciplinary Information - Firm Regulatory Disclosure Matter Page

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### NFA ID 0240934 - MACQUARIE BANK LIMITED

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: | ▦ Show Questions

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**Regulatory Case Information**

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:      NON-U.S. REGULATOR    Name of Regulatory Body:   KOREA FINANCIAL SUPERVISORY SERVICE

CASE INFORMATION

❓ Case Number: N/A            ❓ Case Status: PENDING
❓ Date Initiated:JUNE 2023
❓ Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The FSS issued a preliminary notice of a fine to MBL for violation of reporting on short net positions in the Financial Investment Services and Capital Markets Act. The notice alleged MBL delayed short position reporting and disclosure in three instances occurring in 2018 and 2019. MBL submitted its written response to the FSS on 20 June 2023 and awaits final resolution.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

---

**NFA ID**   0240934      MACQUARIE BANK LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

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❓ **Archived Financial Disclosure Matter Summary**                                                  ⌃

There are currently no archived DMPs.

Online Registration System
## Registration Contact Information

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**NFA ID**   | 0240934 |           **MACQUARIE BANK LIMITED**

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| | |
|---|---|
| First Name* | JEREMY |
| Last Name* | CHAPLIN |
| Title | SENIOR REGISTRATIONS MANAGER |
| Street Address 1* | 1301 RIVERPLACE BLVD |
| Street Address 2 | |
| Street Address 3 | |
| City** | JACKSONVILLE |
| State (United States only) | FLORIDA |
| Province | |
| Zip/Postal Code** | 32207 |
| Country | UNITED STATES |
| Phone* | 904-571-5952 |
| Fax | |
| Email* | RMGREGISTRATION@MACQUARIE.C |

Online Registration System
Enforcement/Compliance Communication Contact Information

NFA ID  | 0240934 |          **MACQUARIE BANK LIMITED**

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| Contact | Contact Information |
| --- | --- |
| ARMAND NAKKAB , CHIEF COMPLIANCE OFFICER | 125 WEST 55TH STREET<br>L20<br>NEW YORK, NEW YORK 10019<br>UNITED STATES<br>PHONE: 212-231-1206<br>ARI.NAKKAB@MACQUARIE.COM |
| NICOLE SPAUR , MANAGING DIRECTOR | ONE ALLEN CENTER 500 DALLAS STREET<br>HOUSTON, TEXAS 77002<br>UNITED STATES<br>PHONE: 731-275-8926<br>NICOLE.SPAUR@MACQUARIE.COM |

Online Registration System
Membership Information

---

**NFA ID**   0240934          **MACQUARIE BANK LIMITED**

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Indicate the category in which the Member intends to vote on NFA membership matters.*
◉ Swap Dealer

# U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below?*
◉ Yes   ◯ No

If yes, check all that apply:
☑ THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
☐ THE FARM CREDIT ASSOCIATION
☐ THE FEDERAL DEPOSIT INSURANCE CORPORATION
☐ THE FEDERAL HOUSING FINANCE AGENCY
☐ THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
☐ THE SECURITIES AND EXCHANGE COMMISSION

Online Registration System

# Membership Contact Information

**NFA ID** 0240934 **MACQUARIE BANK LIMITED**



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Membership Contact

| | |
|---|---|
| First Name* | NICOLE |
| Last Name* | SPAUR |
| Title | |
| Street Address 1* | ONE ALLEN CENTER, 500 DALLAS |
| Street Address 2 | LEVEL 31 |
| Street Address 3 | |
| City** | HOUSTON |
| State* (United States only) | TEXAS |
| Province | |
| Zip/Postal Code** | 77002 |
| Country | UNITED STATES |
| Phone* | 713-275-8926 |
| Fax | 713-275-8978 |
| Email* | NICOLE.SPAUR@MACQUARIE.COM |

Accounting Contact

| | |
|---|---|
| First Name* | MARWA |
| Last Name* | EL-ATRIBI |
| Title | |
| Street Address 1* | 125 W. 55TH STREET |
| Street Address 2 | LEVEL 23 |
| Street Address 3 | |
| City** | NEW YORK |
| State* (United States only) | NEW YORK |
| Province | |
| Zip/Postal Code** | 10019 |
| Country | UNITED STATES |
| Phone* | 212-231-1578 |

| Fax | 212-231-1598 |
| Email* | MARWA.EL-ATRIBI@MACQUARIE.C( |

**Arbitration Contact**

| First Name* | NICOLE |
| Last Name* | SPAUR |
| Title | |
| Street Address 1* | ONE ALLEN CENTER, 500 DALLAS |
| Street Address 2 | LEVEL 31 |
| Street Address 3 | |
| City** | HOUSTON |
| State* (United States only) | TEXAS |
| Province | |
| Zip/Postal Code** | 77002 |
| Country | UNITED STATES |
| Phone* | 713-275-8926 |
| Fax | 713-275-8978 |
| Email* | NICOLE.SPAUR@MACQUARIE.COM |

**Compliance Contact**

| First Name* | NICOLE |
| Last Name* | SPAUR |
| Title | |
| Street Address 1* | ONE ALLEN CENTER, 5 DALLAS |
| Street Address 2 | LEVEL 31 |
| Street Address 3 | |
| City** | HOUSTON |
| State* (United States only) | TEXAS |
| Province | |
| Zip/Postal Code** | 77002 |
| Country | UNITED STATES |
| Phone* | 713-275-8926 |
| Fax | 713-275-8978 |
| Email* | NICOLE.SPAUR@MACQUARIE.COM |

**Chief Compliance Officer Contact**

| First Name* | ARMAND |

| | |
|---|---|
| Last Name* | NAKKAB |
| Title | |
| Street Address 1* | 125 W. 55TH STREET |
| Street Address 2 | LEVEL 20 |
| Street Address 3 | |
| City** | NEW YORK |
| State* (United States only) | NEW YORK |
| Province | |
| Zip/Postal Code** | 10019 |
| Country | UNITED STATES |
| Phone* | 212-231-1206 |
| Fax | |
| Email* | ARI.NAKKAB@MACQUARIE.COM |



# Online Registration System

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# Branch Office Manager List

NFA ID   0240934    [ Enter ]   MACQUARIE BANK LIMITED

**No information available.**



# Online Registration System

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**Apply for Registration**  |  **Update/Withdraw Registration Information**  |  **Report Center**

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### Search
- For an Individual
- For a Firm, Holding Company or Sole Proprietor
- For a Pool
- By Social Security Number

### Disciplinary Information
- Disclosure Information
- List of Disciplinary Information Disclosure Questions

### Firm Profile
- Branch Office Manager List
- Swap Associated Person List
- Employee List (by office)
- Guarantee Agreement Information
- Exempt Foreign Firm Information
- Part 4 Exemptions

### Internal Processing
- View Registration Information
- Outstanding Requirements
- Application Withdrawal Date
- TL's Due to Withdraw
- Notices

### Registration and Membership
- Current Registration Status
- Registration History

### Hardcopies
- Filing History

# Filing History

| NFA ID | 0240934 | | MACQUARIE BANK LIMITED |
| Sponsor ID | | | |

[ Enter ]

**Filter By:**
**Form Message**

| Process Date | Sponsor NFA ID | Form Message | User Name |
|---|---|---|---|
| 07/25/2023 | | FIRM REGULATORY DMP ADDED - 19114 | CONNELLYB1 |
| 11/29/2022 | | BUSINESS LOCATIONS CHANGED | CHAPLINJ |
| 06/23/2022 | | BUSINESS LOCATIONS CHANGED | PALUMBOK4 |
| 04/19/2022 | | FIRM REGULATORY DMP ADDED - 18181 | PALUMBOK4 |
| 04/14/2022 | | FIRM DISCIPLINARY INFORMATION FILED | PALUMBOK4 |
| 10/21/2021 | | FIRM REGULATORY DMP ADDED - 17843 | RUPPERTJ1 |
| 10/07/2021 | | ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED | PALUMBOK4 |
| 10/07/2021 | | ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED | PALUMBOK4 |
| 10/07/2021 | | ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED | PALUMBOK4 |
| 10/07/2021 | | BUSINESS LOCATIONS CHANGED | PALUMBOK4 |
| 09/11/2019 | | BUSINESS LOCATIONS CHANGED | RUPPERTJ1 |
| 04/12/2017 | | BUSINESS LOCATIONS CHANGED | PASTORELLEB1 |
| 03/08/2017 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES | CHANP4 |
| 03/08/2017 | | FIRM REGULATORY DISCLOSURE QUESTION I CHANGED | CHANP4 |
| 08/01/2016 | | BUSINESS LOCATIONS CHANGED | CASEG4 |
| 03/14/2016 | | BUSINESS LOCATIONS CHANGED | CHANP4 |

| | | |
|---|---|---|
| 11/12/2015 | BUSINESS LOCATIONS CHANGED | CHANP4 |
| 11/03/2015 | BUSINESS LOCATIONS CHANGED | MARCELINM2 |
| 05/18/2015 | BUSINESS LOCATIONS CHANGED | ROSSJ1 |
| 05/18/2015 | ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED | ROSSJ1 |
| 03/06/2015 | BUSINESS LOCATIONS CHANGED | ROSSJ1 |
| 12/01/2014 | BUSINESS LOCATIONS CHANGED | ROSSJ1 |
| 09/23/2014 | BUSINESS LOCATIONS CHANGED | ROSSJ1 |
| 05/29/2013 | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | MCBRIDEJ2 |
| 05/29/2013 | FIRM REGULATORY DISCLOSURE QUESTION I CHANGED | MCBRIDEJ2 |
| 05/28/2013 | FIRM REGULATORY MATTER INFORMATION FILED | MCBRIDEJ2 |
| 12/17/2012 | FIRM APPLICATION FILED | MCBRIDEJ2 |
| 03/09/2012 | BUSINESS LOCATIONS CHANGED | NFRGSEO |
| 03/28/2003 | EXEMPT FOREIGN FIRM CONTACT INFORMATION CHANGED | NFRGYXC |
| 03/28/2003 | BUSINESS FAX NUMBER CHANGED | NFRGYXC |
| 03/28/2003 | BUSINESS PHONE NUMBER CHANGED | NFRGYXC |
| 03/28/2003 | BUSINESS ADDRESS CHANGED | NFRGYXC |
| 06/04/2002 | EXEMPT FOREIGN FIRM CONTACT INFORMATION CHANGED | NFRGYXC |
| 06/04/2002 | FORM OF ORGANIZATION CHANGED | NFRGYXC |
| 06/04/2002 | BUSINESS WEBSITE/URL ADDRESS CHANGED | NFRGYXC |
| 06/04/2002 | BUSINESS ADDRESS CHANGED | NFRGYXC |